Kyivstar Group Ltd.

Index Tower (East Tower)

Unit 1703

Dubai (DIFC)

United Arab Emirates

July 18, 2025

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Aliya Ishmukhamedova

Matthew Derby

Melissa Kindelan

Kathleen Collins

Re:	Kyivstar Group Ltd.

Registration Statement on Form F-4 (File No. 333-287802)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-4 (File No. 333-287802), as amended (the “Registration Statement”) of Kyivstar Group Ltd. (the “Kyivstar”) and VEON Holdings B.V. (“VEON Holdings”) (Kyivstar and VEON Holdings, collectively, the “Registrants”). We respectfully request that the Registration Statement become effective as of 4:01 p.m., Eastern Time, on July 22, 2025, or as soon as practicable thereafter. In making this acceleration request, the Registrants acknowledge that they are aware of their responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Yoseph Choi at +44.20.7710.4593.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

KYIVSTAR GROUP LTD.

By:	/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

VEON HOLDINGS B.V.

By:	/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

By:	/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

cc:	(via email) Jennifer M. Gascoyne, Latham & Watkins LLP Yoseph Choi, Latham & Watkins LLP Rahul Patel, Morgan, Lewis & Bockius LLP